INVEST IN VIIT HEALTH

# Non-Invasive Painless Glucometer Monitors Blood Sugar Levels With Top Accuracy



## Highlights

1. Background Dev company raised $+2M for R&D by leading private and public investors.
2. Supported by Monaco Foundry and a leading US Family Office.
3. Twice selected for funding by the Mexican National Council for Science and Technology.
4. Cutting-edge proprietary AI can be expanded to painlessly measure other key health conditions.
5. Immediate disruption of the global invasive glucometer market estimated at $+10B USD.
6. Massive potential market of 422M diabetics worldwide, and 88M prediabetics in the U.S. alone.
7. Strategic alliances with Iasotek, Arrowhead Center and Mexico City Innovation and Technology Agency.


7. Strategic alliances with Iasotek, Arrowhead Center and Mexico City Innovation and Technology Agency.


## Our Team



### Luis Gomez

Corporate lawyer and computer vision entrepreneur. JD International Law at Harvard University and AMP at Harvard Business School. Top corporate management at Citibank Mexico, Shearman & Sterling, AT&T, Alestra, Chrysler, Daimler and Walmart.

> Diabetes is one the highest rising mortality causes in the world. Due to sedentary lifestyles and unhealthy diets is poised to affect anyone around you. We realize that the only way to revert it and save lives is through strong prevention campaigns and effective individual monitoring.



### Luis Fernando

Serial entrepreneur and social activist from Mexico City. Created a Venture Builder at 20 years old which now holds 7 different companies. Speaker at the UN General Assembly '18 and winner of Santander Global Entrepreneurship Program 2020.



### Gerardo Rioseco

Serial entrepreneur. Started a company at 21 years old and have founded 8 different companies so far. First responder for Mexico City earthquakes in 2017. Winner of several entrepreneurship awards.



Former professional tennis player.



### Lorena de la Maza

2x founder & social impact entrepreneur. Co-founded SolexVintel, AI tech for health and agroindustries. Studied Medicine at National Autonomous University of Mexico (U.N.A.M.) & received Masters in Microbiology from Mass General Hospital, Boston.



### Josue Alvarez Borrego

Leading Researcher at CICESE (Center for Scientific Research and Higher Education). Specialized in pattern recognition and image processing. Published 90+ academic papers and directed 14+ PhD thesis. Former Chairman for the National Optics Academy.



### Antonio Garcia

Associate Dean of Academic Affairs at College of Engineering NMSU. Foundation professor of Bioengineering at ASU. His expertise includes surface and colloid chemistry for diagnostics, drug delivery, biomolecule identification and medical devices.



### Brian F

Former senior government advisor, former Head of IBM Watson BD, COO at Merck Healthcare, #1 International bestselling author.


AI-Assisted Health Monitoring
for Diabetics & Beyond

## AI-Assisted Health Monitoring for Diabetics & Beyond

ViiT Health is on a mission to deliver the future of personal healthcare: easier, faster, and more accurate disease prevention and management with AI-assisted health monitoring technology. Starting with the ViiT Gluco 1.0, this one-of-a-kind glucometer uses spectroscopy, not pricking or consumables.


GLUCO 1.0
The one-of-a-kind artificial vision device for glucose measurement.
Classifies blood glucose levels with greater accuracy than current puncture glucometers to prevent, diagnose, and manage Type I and II diabetes.
Powered by near infrared spectroscopy + proprietary computer vision algorithms.
No consumables required.
Web-based management platform for integrated care.
Accessible at low cost.

## 1 in 3 Americans Have Pre-Diabetes, and 86% of Them Don't Know It

With an increase in sedentary lifestyles and inequitable access to nutrition worldwide, Type II diabetes is a uniquely modern epidemic. It's the #2 cause of death in Mexico, ViiT Health founders' home country. In the US, 1 in 4 adults have Type II diabetes and 88 million more are considered pre-diabetic.


Diabetes is a Leading
Cause of Death



**According to the World Health Organization:**

**422 million people** worldwide have **diabetes,** mostly in low and middle-income countries

**1.6 million deaths** each year are directly caused by diabetes

Diabetes is a major cause of **blindness, kidney failure, heart attacks, stroke** and **limb amputation**

## Current Diabetes Management is Painful & Unsustainable

Diabetes is a chronic condition requiring painful daily finger pricks to monitor blood glucose levels. Because diabetics are already prone to nerve pain in the extremities, traditional glucometers are particularly painful for many patients. Up to 60% of diabetics struggle to maintain monitoring protocols crucial for long-term health.



# An Ounce of Prevention is Worth a Pound of Cure

—

**Consistent monitoring is the most effective way to prevent diabetes for at-risk individuals**

Gluco 1.0 can be remotely monitored by each patient's doctor for personalized health recommendations and seamless EHR integration

## There's a Better Way To Prevent & Manage Diabetes

The proprietary tech behind ViiT's Gluco 1.0 is complex, but what it offers is simple: fast, accurate, and painless glucose readings. With Near Infrared Spectroscopy and machine learning, ViiT Health's proprietary medical technology can be used for diabetes prevention, diagnosis, and management.

Prevention campaigns will require public health agencies to deploy massive glycemic level measurement infrastructure and be able to track people's progress and improvement overtime. Through early identification of people with pre-diabetes and those with consistent high sugar levels we will help stop diabetes on its tracks.

**Smarter Diabetes Management with ViiT Health's Gluco 1.0**

*Forward-looking projections cannot be guaranteed*

**Prevention Model**

Routine monitoring offered to groups of users at private companies and public health agencies for low-intervention monitoring

Subscription program for daily readings

**Projected 52% of total revenue**

**Clinical Detection Model**

Accurate and efficient monitoring and diagnosis for many patients across clinical settings

Subscription program for daily readings

**Estimated 21% of total revenue**

**Individual Monitoring**

Comfortable at-home glucose monitoring for increased compliance and better health outcomes among diabetics

Subscription program for daily readings

**Projected 27% of total revenue**

## ViiT Health is Calibrated & Undergoing Validation

As ViiT Health has developed and fine-tuned Gluco 1.0, we've achieved prestigious funding, institutional support and are currently undergoing validation with Mexico's most advanced research & healthcare organizations. We've partnered with international organizations like Iasotek to define the necessary clinical trials to file for FDA approval.



## Diabetes Will Double Worldwide by 2045

There is a massive need for ViiT's tech: 422 million people worldwide have diabetes, and most use conventional puncture glucometers to monitor blood sugar levels. By 2030, the diabetic population is projected to hit 578 million, and by 2045, over 700 million. Every diabetic patient deserves a fast, accurate, and painless way to monitor their health.



## Investors & Scientists Can't Get Enough of ViiT Health

Leading health experts and investors understand the true costs of diabetes and the need for better diagnosis and monitoring tools. It's why Mexico's leading scientists, institutions and global social investors have lined up behind ViiT's work. It's the public health breakthrough the world's been waiting for.



entrepreneurship
ecosystem

Fund for techonogy
companies

nanotechnology
development

## An Experienced & Dynamic Team With Humanitarian Spirit

ViiT Health is led by a rare team of financial savvy, scientific expertise, entrepreneurial moxy, and a desire to do good. By combining decades of corporate and scientific expertise with a modern sensibility for social impact entrepreneurship, our team is committed to our patients and investors alike.



**Luis Gómez** *Founder*
- Corporate lawyer and computer vision entrepreneur
- JD International Law at Harvard University and AMP at Harvard Business School
- Top corporate management at Citibank Mexico, AT&T, Chrysler, Walmart, and more

**Luis Fernando Gómez** *CEO*
- Serial entrepreneur and social activist from Mexico City
- Created a Venture Builder at 20 years old which now holds 7 different companies
- Speaker at the UN General Assembly 2018 and winner of Santander Global Entrepreneurship Program 2020

**Gerardo Rioseco** *CFO*
- Serial entrepreneur and former professional tennis player
- Founder of 8 companies, including first at 21
- First responder for Mexico City earthquakes in 2017

**Dr. Josué Álvarez** *Head of R&D*
- Leading Researcher at CICESE (Center for Scientific Research and Higher Education)
- Expert in pattern recognition and image processing
- Published 90+ academic papers and directed 14+ PhD theses

**Lorena de la Maza** *Clinical Trial Director*
- 2x founder & social impact entrepreneur
- Trained in Medicine and Masters in Microbiology (Mass Gen Hospital)

## Revolutionizing Health Monitoring

Not only will we remove pain from glucose measurement, but since our Gluco 1.0 works with light transmittance, which enables us to detect the full glucose footprint in blood and tissue, we are also paving the way for infinite health care potential by measuring and tracking additional health markers, such as triglycerides and cholesterol.



**And this is only the beginning**

Glucose — Cholesterol — Triglycerids

**No more pain in glucose measurement by using computer vision**

*Forward-looking projections cannot be guaranteed*

## Maximizing Patient Impact & Investor Returns

ViiT Health will deploy Gluco 1.0 via three primary channels to help the most patients and build a diverse revenue stream: 1) massive prevention campaigns primarily among private companies, 2) simpler clinical detection in hospitals and clinics, and 3) comfortable personal patient use for glucose level monitoring.



**2022 - 2023** Complete FDA regulatory trials and application for distribution in the United States.

**Late 2022** Begin manufacturing ViiT Gluco and finalize international patent application.

**2027** Asia

**2026** Europe



Jun - Dec 2022
Certify with COFEPRIS, equivalent to the FDA in Mexico.
Oct 2021 - Mar 2022
Complete validation protocols with Mexican institutions to finalize product distribution.
2025 Latin America
2024 Canada
2023 U.S. Mexico
Forward-looking projections cannot be guaranteed

## Invest in the Tech That Could End the Diabetes Epidemic

Diabetics deserve better options than the painful and invasive glucometers of the past, and it's a tragedy that so many people worldwide are suffering and dying from type II diabetes for preventable and controllable reasons. ViiT Health's Gluco 1.0 is here for the groundbreaking health tech development the world's been waiting for.

Invest in the future of preventable health care. Invest in ViiT Health.

| | 2023 | 2024 | 2025 | 2026 | 2027 |
|---|---|---|---|---|---|
| Total Income | $13,562,500 | $31,725,000 | $64,604,875 | $93,817,000 | $148,963,508 |
| Total Costs | $5,500,000 | $18,575,000 | $29,421,250 | $38,341,250 | $50,264,475 |
| Gross Profit | $8,062,500 | $13,150,000 | $35,183,625 | $55,475,750 | $98,699,033 |
| Operating Expenses | $6,281,250 | $10,007,200 | $14,975,955 | $17,340,015 | $34,507,214 |
| **Profit** | **$1,781,250** | **$3,142,800** | **$20,207,671** | **$38,135,735** | **$64,191,819** |



*Forward-looking projections cannot be guaranteed*

**Invest in ViiT Health**